UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to

Commission file number: 1-2191

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CALERES, INC.

401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CALERES, INC.

8300 Maryland Avenue

St. Louis, Missouri 63105

Caleres, Inc. 401(k) Savings Plan

Financial Statements and Schedules

Years Ended December 31, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Caleres, Inc. 401(k) Savings Plan

Opinion on the financial statements

We have audited the accompanying statement of net assets available for benefits of the Caleres, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The supplemental information in the accompanying schedule of delinquent participant contributions for the year ended December 31, 2019 and schedule of assets (held at end of year) as of December 31, 2019 (“supplemental information”) have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan's auditor since 2020.

Kansas City, Missouri

June 29, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administration Committee

Caleres, Inc. 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Caleres, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2018, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ UHY LLP

St. Louis, Missouri

June 28, 2019

Caleres, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2019	December 31, 2018
Assets:
Investments - at fair value (Note 3):	$233,779,647	$207,713,216

Receivables:
Employer contributions	176,051	151,840
Employee contributions	264,434	304,425
Notes receivable from participants	4,724,181	5,172,135
Total receivables	5,164,666	5,628,400

Total assets	238,944,313	213,341,616

Liabilities:
Excess contributions payable	229,942	160,886
Total liabilities	229,942	160,886

Net assets available for benefits	$238,714,371	$213,180,730

See accompanying notes to financial statements.

Caleres, Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	December 31, 2019	December 31, 2018

Additions:

Contributions:
Employer contributions	$5,705,139	$4,499,080
Employee contributions	10,224,905	10,453,071
Rollovers	670,692	813,308
Total contributions	16,600,736	15,765,459

Interest income on notes receivable from participants	257,924	227,020

Investment income (loss):
Dividends	3,826,318	3,452,013
Net realized and unrealized gain (loss) on investments	27,142,855	(19,130,173)
Net investment income (loss)	30,969,173	(15,678,160)

Total additions	47,827,833	314,319

Deductions:
Benefits paid to participants	24,045,462	32,327,105
Administrative and other expenses	125,890	425,506
Total deductions	24,171,352	32,752,611

Net increase (decrease)	23,656,481	(32,438,292)

Transfer due to Plan amendments (Note 1)	1,877,160	28,779,686

Net assets available for benefits at beginning of year	213,180,730	216,839,336

Net assets available for benefits at end of year	$238,714,371	$213,180,730

See accompanying notes to financial statements.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

1.  Description of the Plan

The following description of the Caleres, Inc. 401(k) Savings Plan (the "Plan") provides only general information about the Plan’s provisions.  Caleres, Inc. (the "Company") is the plan sponsor.  Participants should refer to the plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a contributory 401(k) savings plan that covers eligible employees of the Company and affiliates who are age 21 or older.  In January 2018, the Company announced certain changes to the Plan that became effective on January 1, 2019.  Prior to these changes, salaried and hourly employees were eligible to participate in the Plan beginning the first day of the first payroll period following the later of the date the employee attains age 21 and their first date of employment.  Effective January 1, 2019, hourly employees are not eligible to participate in the Plan.  Employees hired with a base salary of $100,000 or more or are projected to earn compensation equal to or in excess of $120,000 (indexed according to IRS Code Section 414(q)) for the first 12-month period of employment, may become a participant on the first day of the first payroll period following 12 months from the first date of employment if they have completed at least 1,000 hours of employment.  However, if the employee was a former participant of the Plan who is re-employed, they are eligible to become a participant in the Plan on the date of re-employment.

Plan Administration

The Administration Committee, comprised of the Company’s Chief Financial Officer and certain employees of the Company, oversees the administration of the Plan in accordance with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Investment Committee is responsible for the selection of the trustee, investment managers and investment funds, determines the Plan's investment valuation policies and monitors the performance of the Plan’s investments.  Wells Fargo Bank, N.A. (the "Trustee") is the trustee and recordkeeper of the Plan.

Contributions

Participants are allowed to contribute from two percent to 30% of eligible compensation annually, as defined by the Plan.  Participants may also contribute amounts representing distributions from other qualified defined contribution plans.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may allocate their eligible contributions and account balances among any of the investment fund choices offered by the Plan, other than the Caleres, Inc. Stock Fund, which is comprised of Caleres, Inc. common stock and the Wells Fargo Government Money Market Fund.

Effective January 1, 2019, hourly employees who commenced employment after December 31, 2018 are not eligible to participate in the Plan.  Hourly employees that were eligible to participate in the Plan on December 31, 2018 no longer receive a matching contribution.  For eligible salaried employees, the Company makes a core contribution of 1.5% of eligible compensation, regardless of whether the salaried employees contribute to the Plan.  The Company also makes a matching contribution of 50% on the first six percent of participant contributions.  In addition, the Company has the discretion to contribute up to an additional two percent profit-sharing benefit based on the Company’s performance.  During 2018, the Company matched 75% of the first two percent and 50% of the next four percent of eligible compensation that a participant contributed to the Plan.  All employer contributions were invested in the Company’s common stock.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2019 and 2018

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of plan earnings or losses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and related earnings or losses.  Vesting in the employer’s matching contribution portion of their accounts and related earnings occurs if: (1) the participants' employment is terminated on account of their death, (2) the participants' employment is terminated on account of their disability, (3) the participants complete at least three years of service with the Company, (4) the participants' employment is terminated after they attain age 65, or (5) the Company completely discontinues contributions or the Plan is terminated while they are an employee.

Forfeitures

Forfeitures of non-vested employer matching contributions plus actual earnings are used to reduce future employer contributions.  As of December 31, 2019 and 2018, forfeited non-vested accounts totaled $220,435 and $112,548, respectively.  During the years ended December 31, 2019 and 2018, forfeitures of $34,827 and $161,196, respectively, were used to reduce employer contributions.

Notes Receivable from Participants

Participants may borrow from their fund accounts, excluding employer matching contributions, a minimum of $1,000 up to a maximum of (1) $50,000, adjusted for loan activity in the prior 12 months, or (2) 50% of their account balance, whichever is less.  Loan terms generally range from six months to five years; however, the participant may repay eligible residential loans over 15 years.  The loans are secured by the balance in the participant’s account, bear interest at the prime rate on the first business day of the month in which the funds are borrowed plus one percent and are fixed for the term of the loan.  The Trustee charges a monthly fee per loan to the participant’s account in each month that a loan is outstanding.  Principal and interest are paid ratably through payroll deductions.  Participants may repay the entire amount of the loan in one lump sum at any time.  No allowance for credit losses has been recorded as of December 31, 2019 or 2018.

Plan Transfers

On August 1, 2019, the Plan was amended to merge the Blowfish, LLC 401(k) Plan into the Plan and assets totaling $1,877,160 were transferred into the Plan.  Blowfish, LLC was acquired by the Company on July 6, 2018.  On January 1, 2018, the Plan was amended to merge the Allen Edmonds Corporation 401(k) Plan into the Plan and assets totaling $28,779,686 were transferred into the Plan, including $614,258 of notes receivable from participants. Allen Edmonds was acquired by the Company on December 13, 2016.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2019 and 2018

Payment of Benefits

Hardship

Participants may withdraw their contributions while still an employee only if they suffer a substantial financial hardship, as defined by the Plan, that cannot otherwise be relieved.  The minimum hardship withdrawal a participant may receive is $1,000.

Age 59 1/2 Withdrawals

Participants who have attained the age of at least 59 1/2 may elect to withdraw the vested amounts from their participant and matching contribution accounts.

Termination of Service

Upon termination of service due to death, disability or retirement, a participant or beneficiary generally receives a lump-sum amount equal to the value of all amounts credited to the participant’s accounts.  For termination of service due to other reasons, participants may receive the value of the vested interest in their accounts as a lump-sum distribution.  Certain participants who were covered by a prior plan agreement will receive a distribution in the form of an actuarial survivor annuity unless the participant elects to receive a lump-sum payment of his or her vested interest in the account.

Retirement

Participants must begin to receive their benefits from the Plan no later than April 1 following the calendar year in which they reach age 70 1/2 or the date they terminate employment, whichever occurs later.  Participants who are five percent or greater shareholders of the Company must begin to receive their benefits from the Plan no later than April 1 following the calendar year in which they reach age 70 1/2.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Plan Expenses

Certain expenses of maintaining the Plan are paid by the Plan, while other expenses are paid by the Company.  Expenses that are paid by the Company are excluded from these financial statements.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s account.  Investment-related expenses are included in net realized and unrealized gain (loss) on investments.  During 2019, the expenses incurred in connection with the operation of the Plan were paid by the Company.  During 2018, the expenses incurred in connection with the operation of the Plan were paid by the Plan.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2019 and 2018

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Certain prior period amounts in Note 3 to the financial statements have been reclassified to conform to the current period presentation.  The reclassifications did not affect net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

In March 2020, the World Health Organization declared that the outbreak of the coronavirus ("COVID-19") was a global pandemic. COVID-19 has had an unfavorable impact on the Company’s business, financial condition and results of operations.  The pandemic has also caused volatility in financial markets and has affected and may continue to affect the market price of Caleres, Inc. common stock and other Plan assets.  While the Company has taken decisive actions to mitigate the adverse impact of the pandemic, the impact that COVID-19 will have on the Company, the Plan’s net assets and participant accounts remains uncertain.

Impact of Prospective Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement.  ASU 2018-13 modifies disclosure requirements on fair value measurements, removing and modifying certain disclosures, while adding other disclosures.  The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted.  The adoption of ASU 2018-13 is not expected to have a material impact on the Plan's financial statement disclosures.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.

Related fees are recorded as administrative expenses and are expensed when they are incurred.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability.  The Plan distributed the 2019 and 2018 excess contributions to the applicable participants prior to March 15, 2020 and 2019, respectively.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2019 and 2018

3.  Fair Value Measurements

Fair value measurement disclosure requirements specify a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (“observable inputs”) or reflect the Plan’s assumptions of market participant valuation (“unobservable inputs”).  In accordance with these requirements, the hierarchy is categorized into three levels based on the reliability of the inputs as follows:

Level 1 -	Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 -

Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 -	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In determining fair value, the Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considers counterparty credit risk in its assessment of fair value.  Classification of the financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.  The Plan measures fair value as an exit price, the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date.

The following is a description of the valuation methodologies used for assets measured at fair value.  There are currently no redemption restrictions on these investments.

Money Market Funds

Money market funds include the Vanguard Federal Money Market Fund and the Wells Fargo Government Money Market Fund.  The money market funds are classified within Level 1 of the fair value hierarchy because the fair values are based on unadjusted quoted market prices in an active market with sufficient volume and frequency.

Mutual Funds

Mutual funds include equity funds, fixed income funds and target date funds.  Equity funds consist of American Funds EuroPacific Growth Fund Class R6, DFA Emerging Markets Value Fund Class I, Dodge & Cox Stock Fund, Principal Diversified Real Asset Fund Institutional Class, T. Rowe Price Growth Stock Fund, Vanguard Extended Market Index Fund, Vanguard FTSE All-World ex-US Index Fund, Vanguard Institutional Index Fund and William Blair Small Cap Growth Fund Class I.  Fixed income funds consist of Dodge & Cox Income Fund, Vanguard Total Bond Market Index Fund and Vanguard Target Retirement Income Funds.  Target date funds consist of Vanguard Target Retirement Funds with target retirement dates between 2015 and 2065.  The Plan’s mutual funds are classified within Level 1 of the fair value hierarchy because the fair values are based on unadjusted quoted market prices in active markets with sufficient volume and frequency.

Caleres, Inc. Common Stock

Caleres, Inc. common stock is classified within Level 1 of the fair value hierarchy because the fair value is based on unadjusted quoted market prices in active markets with sufficient volume and frequency.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  The gains and losses on investments bought, sold and held are presented as net realized and unrealized gain (loss) on investments in the statements of changes in net assets available for benefits.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2019 and 2018

The fair values of the Plan's investments by asset class are as follows:

		Fair Value Measurements
December 31, 2019	Total	Level 1	Level 2	Level 3
Investments:
Money market funds	$19,259,320	$19,259,320	$—	$—
Mutual funds	183,453,165	183,453,165	—	—
Caleres, Inc. common stock	31,067,162	31,067,162	—	—
Total investments	$233,779,647	$233,779,647	$—	$—

		Fair Value Measurements
December 31, 2018	Total	Level 1	Level 2	Level 3
Investments:
Money market funds	$18,872,014	$18,872,014	$—	$—
Mutual funds	148,830,985	148,830,985	—	—
Caleres, Inc. common stock	40,010,217	40,010,217	—	—
Total investments	$207,713,216	$207,713,216	$—	$—

For the years ended December 31, 2019 and 2018, there were no transfers between Level 1, Level 2 or Level 3.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2019 and 2018

4.  Federal Income Taxes

The Plan has received a determination letter from the IRS dated February 21, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code.  Therefore, the plan administrator believes the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there were no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions.  However, there are currently no audits for any tax periods in progress.

5.  Related Party and Party-In-Interest Transactions

The Plan invests in the Caleres, Inc. Stock Fund, which is comprised of Caleres, Inc. common stock and the Wells Fargo Government Money Market Fund.  These investments, as well as the notes receivable from participants, qualify as part-in-interest transactions.  During the years ended December 31, 2019 and 2018, the Plan recognized $5,839,609 and $7,693,007, respectively, in net realized and unrealized losses on investments and $419,181 and $457,761, respectively, in dividends on Caleres, Inc. common stock.

6.  Delinquent Participant Contributions

As reported on the supplemental schedule of delinquent contributions (Schedule H, Line 4a), the Plan remitted certain participant contributions to the trustee outside the time period required by the Department of Labor Regulation 2510.3-102 during 2019 and 2018.  On June 22, 2020, the Plan remitted lost earnings, including interest, of $2,168 related to the delinquent contributions from 2019.  The Plan is in the process of remitting lost earnings, including interest, of $1,144 related to the 2018 delinquent contributions.

7.  Subsequent Event

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020. The CARES Act includes several retirement plan provisions that offer relief for participants. The Plan has implemented certain of these provisions, including expanded distribution and withdrawal options, favorable tax treatment on coronavirus-related distributions, suspension and extension of certain qualified loan repayments for payments due through December 31, 2020 and an increase to the loan limit to the lesser of $100,000 or 100% of the participant's vested account balance.

Caleres, Inc. 401(k) Savings Plan

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions

EIN: 43-0197190 Plan Number: 006

Year Ended December 31, 2019

	Participant Contributions	Total that Constitute Nonexempt Prohibited
	Transferred Late to Plan	Transactions
Contributions
	Check here if Late Participant		Contributions	Pending	Total Fully Corrected
	Loan Repayments are included	Contributions	Corrected	Correction in	Under VFCP and PTE
	☒	Not Corrected	Outside VFCP	VFCP	2002-51
2019	$3,011,156	$3,011,156	$—	$—	$—
2018	1,873,436	1,873,436	—	—	—

Caleres, Inc. 401(k) Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN: 43-0197190 Plan Number: 006

December 31, 2019

		(c) Description of
		Investment
		Including Maturity
		Date, Rate of
		Interest, Collateral,
		Par or Maturity
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	Value	(d) Cost (1)	(e) Current Value
	American Funds EuroPacific Growth Fund Class R6	243,449		$13,523,615
*	Caleres, Inc. common stock	1,308,091		31,067,162
	DFA Emerging Markets Value Fund Class I	74,286		2,131,262
	Dodge & Cox Income Fund	910,721		12,777,415
	Dodge & Cox Stock Fund	138,142		26,766,434
	Principal Diversified Real Asset Fund Institutional Class	45,657		531,449
	T. Rowe Price Growth Stock Fund	333,378		24,466,590
	Vanguard Extended Market Index Fund	16,919		1,617,646
	Vanguard Federal Money Market Fund	17,602,311		17,602,311
	Vanguard FTSE All-World ex-US Index Fund	29,970		1,000,689
	Vanguard Institutional Index Fund	109,076		31,656,989
	Vanguard Target Retirement Income Fund	54,915		771,562
	Vanguard Target Retirement 2015	64,918		985,461
	Vanguard Target Retirement 2020	104,346		3,394,375
	Vanguard Target Retirement 2025	506,740		10,053,728
	Vanguard Target Retirement 2030	174,977		6,377,926
	Vanguard Target Retirement 2035	290,956		6,552,319
	Vanguard Target Retirement 2040	152,259		5,957,893
	Vanguard Target Retirement 2045	248,854		6,146,691
	Vanguard Target Retirement 2050	146,681		5,833,493
	Vanguard Target Retirement 2055	118,316		5,110,058
	Vanguard Target Retirement 2060	19,585		747,362
	Vanguard Target Retirement 2065	259		6,230
	Vanguard Total Bond Market Index Fund	156,020		1,724,024
*	Wells Fargo Government Money Market Fund	1,657,009		1,657,009
	William Blair Small Cap Growth Fund Class I	491,182		15,319,954
	Total investments (held at end of year)			233,779,647

*	Various participants	Notes receivable from participants (2)		4,724,181

				$238,503,828

* Exempt party-in-interest to the plan
(1) Investments are participant-directed. Therefore, cost information is not required.
(2) Notes receivable from participants have interest rates of 4.25% - 6.75% and maturities through 2034.

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Caleres, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CALERES, INC. 401(k) SAVINGS PLAN

Date: June 29, 2020	/s/ Kenneth H. Hannah
Kenneth H. Hannah
Senior Vice President and
Chief Financial Officer of
Caleres, Inc. and
Member of the Administration Committee
Under the Caleres, Inc.
401(k) Savings Plan
On Behalf of the Plan